
December 1, 2020

Carl L. G. Hansen, Ph.D.
Chief Executive Officer
AbCellera Biologics Inc.
2215 Yukon Street
Vancouver, BC V5Y 0A1

> **Re: AbCellera Biologics Inc.**
> **Registration Statement on Form S-1**
> **Filed November 20, 2020**
> **Amendment No 1. to Registration Statement on Form S-1**
> **Filed November 25, 2020**
> **File No. 333-250838**

Dear Dr. Hansen:

We have reviewed your registration statement and amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed November 25, 2020

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates
Stock-Based Compensation, page 105

1. You disclose under this heading and in Note 3. Significant Accounting Policies, Use of Estimates that the most significant estimates in your financial statements relate to the fair value of stock-based compensation awards. Please include a discussion of your accounting for such items similar to that provided in your response with regards to the valuation of your stock-based compensation awards.

2.   We note your response to comment 10 of our letter dated November 1, 2020. Given the significance of the increase between your October 31, 2020 common shares valuation and the mid-point of the preliminary price range in such a short period of time, explain to us in more detail why you did not consider and give more weight to the probability of the following underlying factors in the determination of the fair value of your common shares underlying your stock options granted on October 29, 2020 and November 18, 2020:
   - the application by Eli Lilly on October 7, 2020 for Emergency Use Authorization for the LY-CoV555 monotherapy to the FDA;
   - the October 28, 2020 announcement by Eli Lilly of an agreement with the U.S. government to supply 300,000 vials of LY-CoV555 for $375.0 million for which you are eligible to receive royalties in the low- to mid-twenties;
   - the granting by the FDA of an Emergency Use Authorization for the LY-CoV555 monotherapy on November 9, 2020; and
   - the process of acquiring Trianni, Inc. which appears to have begun prior to November 2020.

3.   Tell us your consideration for reassessing the fair value of your common shares underlying the options granted on October 29, 2020 and November 18, 2020 considering the proximity of such grants to your IPO and the factors outlined above.

Registration Statement on Form S-1 filed November 20, 2020

Risk Factors, page 15

4.   Given the length of your risk factor section, please revise to comply with Regulation S-K Item 105 by relocating risks that could generically apply to any registrant or offering to the end of the section under the caption "General Risk Factors."

Business
Trianni, page 144

5.   We note that there are a number of pending patent applications in foreign jurisdictions. Please revise to specifically identify all material foreign jurisdictions where patent applications are pending.

Carl L. G. Hansen, Ph.D.
AbCellera Biologics Inc.
December 1, 2020
Page 3

You may contact Tara Harkins at 202-551-3639 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James Xu, Esq.